EXHIBIT 99.1
BANK OF MONTREAL

ANNUAL

INFORMATION

FORM
December 14, 2009

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Information Form (including documents incorporated by reference), and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2010 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Information Form not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 32 and 33 of Management’s Discussion and Analysis for the fiscal year ended October 31, 2009, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our operations, prospects, risks and other external factors that impact us specifically as at and for the periods ended on the dates presented, and may not be appropriate for other purposes.
Assumptions about the performance of the Canadian and U.S. economies in 2010 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will grow moderately in 2010, and that interest rates will remain low. We also assumed that housing markets will strengthen in Canada and the United States. We assumed that capital markets will improve somewhat and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

BANK OF MONTREAL
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

	Page Reference
		Annual Report, including
		Financial Statements and
		Management Discussion
	Annual	and Analysis (Incorporated
	Information Form	by Reference *)
CORPORATE STRUCTURE
Name, Address and Incorporation	3
Intercorporate Relationships	3	165

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	3	31, 46-60

DESCRIPTION OF THE BUSINESS
Business	4	31, 46-60
Supervision and Regulation in Canada	4
Supervision and Regulation in United States	5
Competition	6
Social and Environmental Policies	7
Risk Factors		32, 33, 75-90

DIVIDENDS		64, 86, 87, 168

DESCRIPTION OF CAPITAL STRUCTURE		62-64 and Notes 21 and 22
Description of Common Shares	8	Note 21
Description of Preferred Shares	8	Note 21
Certain Provisions of the Class A Preferred Shares as a Class	8	Note 21
Certain Provisions of the Class B Preferred Shares as a Class	9	Note 21
Restraints on Bank Shares under the Bank Act	9
Ratings	10

MARKET FOR SECURITIES
Trading Price and Volume	10
Prior Sales	14

DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors	14	23
Board Committee Members	16	22
Executive Officers	16
Shareholdings of Directors and Executive Officers	17
Additional Disclosure for Directors and Executive Officers	17

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	18	Note 29

TRANSFER AGENT AND REGISTRAR	18	168

INTERESTS OF EXPERTS	18

AUDIT COMMITTEE INFORMATION
Composition of the Audit Committee	18
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees	19	74

ADDITIONAL INFORMATION	19

APPENDIX I — BANK OF MONTREAL AUDIT COMMITTEE CHARTER	20

APPENDIX II — CREDIT RATING CATEGORIES	27

*	As indicated, parts of the Bank’s 2009 Annual Report, including parts of the Consolidated Financial Statements (“2009 Financial Statements”) and Management’s Discussion and Analysis (“2009 MD&A”) for the fiscal year ended October 31, 2009 are incorporated by reference into this Annual Information Form. The Bank’s 2009 Annual Report, the 2009 MD&A and the 2009 Financial Statements are available on SEDAR (www.sedar.com).
Unless otherwise specified, this Annual Information Form presents information as at October 31, 2009.

BANK OF MONTREAL
CORPORATE STRUCTURE
Name, Address and Incorporation
Bank of Montreal (“Bank of Montreal” or the “Bank”) commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations.
The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6, and the executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Bank of Montreal uses a unified branding approach that links the organization’s member companies under the brand “BMO Financial Group”. As such, in this document and the documents incorporated by reference, “we”, “our”, “BMO Financial Group” or “BMO”® means, as appropriate, Bank of Montreal together with its subsidiaries.
Intercorporate Relationships
Information about the intercorporate relationships among Bank of Montreal and its principal subsidiaries is provided on page 165 of the Bank’s 2009 Annual Report, which page is incorporated herein by reference. These subsidiaries are incorporated under the laws of the state, province or country in which their head or principal office is located with the exception of BMO Funding, L.P. and BMO Nevada LP which are incorporated in Nevada and Harris Investor Services, Inc., BMO (U.S.) Lending, LLC, BMO Global Capital Solutions, Inc., BMO Capital Markets Equity Group (U.S.), Inc., BMO Capital Markets Corp., BMO Capital Markets Financing, Inc., Harris Bancorp Insurance Services, Inc., Harris Bankcorp, Inc., Harris Financial Corp., Harris Investment Management, Inc., psps Holdings, LLC and BMO Capital Markets GKST Inc., each of which are incorporated in Delaware.
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
BMO’s vision is to be the bank that defines great customer experience. In pursuit of this vision, BMO’s business planning considers the prevailing economic conditions, our customers’ evolving needs and the opportunities available across our lines of business. As at October 31, 2009, BMO was the fourth largest chartered bank in Canada in terms of assets, equity and market capitalization. Over the past three years, the Bank has focused on repositioning its business for improved growth and performance. Our approach has been to exit less profitable or low-potential businesses and branches and re-deploy the capital and other resources to higher-potential businesses, thereby shifting the business mix toward high-return businesses.
In 2007, we completed the acquisition of bcpbank Canada, which primarily serves the Portuguese-Canadian community, increasing our presence in a multi-cultural market in the high-growth Toronto area. We also completed the acquisition of First National Bank & Trust, adding 32 branches and 33 automated banking machines (“ABMs”) in Indianapolis and surrounding communities.
In the first quarter of 2008, we completed the acquisition of Pyrford International plc, a United Kingdom-based institutional asset manager, which added international asset management capabilities outside of North America.
In the second quarter of 2008, we completed the acquisitions of two Wisconsin-based banks: Ozaukee Bank, a community bank with operations in the affluent northern part of the greater Milwaukee area; and Merchants and Manufacturers Bancorporation, Inc., whose operations are concentrated in the Milwaukee area. These acquisitions added 41 full-service branches to our U.S. banking network.
In the third quarter of 2008, we completed the acquisition of Chicago-based Griffin, Kubik, Stephens and Thompson Inc., one of the largest bank-qualified municipal bond dealers in the United States. The municipal bond business is client driven and fits well into our overall strategy.
In 2009, BMO operated under challenging credit, economic and capital markets that affected financial services companies around the world. Despite this, the Bank maintained its focus on the customer and management believes it is well positioned as economic conditions improve.
In the first half of 2009, we closed our Instore branches in Canada, having determined that our customers prefer full-service branches that offer professional advice and relationship management capabilities combined with the convenience of electronic banking channels. At the end of fiscal 2009, our U.S. retail branch network had grown to 280 branches from 195 in 2005.

In the second quarter of 2009, we completed the acquisition of American International Group (“AIG”) Life Insurance Company of Canada. The operations of AIG Life of Canada continue to be integrated with the Bank’s existing insurance operations. AIG Life of Canada was renamed BMO Life Assurance Company and has adopted the BMO Insurance brand for all of its marketing, broker and customer communications.
On November 24, 2009, the Bank announced that it had signed a definitive agreement to purchase the Diners Club®† North American franchise from Citigroup, a transaction that upon completion will more than double BMO’s corporate card business. The agreement furnishes BMO with exclusive rights to issue Diners Club cards to corporate and professional clients in the United States and Canada, and is expected to add net receivables of almost US$1 billion in card transactions. The transaction, subject to satisfactory completion of certain closing conditions including regulatory approval, is anticipated to close before March 31, 2010.
BMO has had common share buyback programs in place in each of the last three years and prior thereto. Our most recent program expired in September 2009. On November 19, 2009, we announced a new normal course issuer bid for up to 15,000,000 common shares. As at December 1, 2009, the Bank had not purchased any common shares under the new program.
For additional information regarding the general development of BMO’s business and our strategies for the upcoming year, see pages 31 and 46 to 60 of the 2009 MD&A, which pages are incorporated herein by reference.
DESCRIPTION OF THE BUSINESS
Business
BMO offers a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2009, BMO had approximately 36,000 full-time equivalent employees, maintained 900 bank branches in Canada and operated internationally in major financial markets and trading areas through our offices in eight other countries, including the United States. Harris Financial Corp. (“Harris”), based in Chicago and wholly-owned by Bank of Montreal, operates through its indirect subsidiary Harris N.A., which provides: banking, financing, investing and cash management services in select markets in the U.S. Midwest. BMO provides a full range of investment dealer services through the BMO Nesbitt Burns group of companies, which include BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer in which Bank of Montreal owns 100 percent of the voting shares, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.
BMO operates through three operating groups, Personal and Commercial Banking (“P&C”) comprised of P&C Canada and P&C U.S.; Private Client Group (“PCG”); and BMO Capital Markets. P&C Canada operates across Canada, offering banking, financing, and investing solutions as well as card and payment services. Operating predominately in the greater-Chicago area under the Harris brand, P&C U.S. provides personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management and family, office and wealth transfer services. PCG offers wealth management products and solutions across North America, including full-service investing, private banking, online brokerage and investment management services through BMO Bank of Montreal, BMO Nesbitt Burns®*, BMO InvestorLine®, BMO Guardian, Jones Heward Investment Counsel, HIM Monegy®*, BMO Harris Private Banking, Harris Private Bank and Harris Investment Management, and Pyrford International, based in the United Kingdom, as well as insurance products and solutions through BMO Life Insurance and BMO Life Assurance in Canada. BMO Capital Markets provides a broad range of capital markets solutions to corporate, institutional, and government clients in Canada, the United States, Europe, Asia and Australia. Our Corporate Services and Technology and Operations groups provide risk management, information technology and other corporate services to the three operating groups.
For additional information regarding BMO’s businesses, see pages 31 and 46 to 60 of the 2009 MD&A, which pages are incorporated herein by reference.
Supervision and Regulation in Canada
Bank of Montreal’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and cooperative credit associations.
In accordance with the Bank Act, the Bank may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when: (1) the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the outstanding voting shares of the body corporate; or (2) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial service activity whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions and a bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Other than for authorized types of insurance, chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks may offer insurance products through their credit card systems but are prohibited from target-marketing these products to selected cardholders. In October 2009, the Canadian Minister of Finance advised banks that the federal government would be introducing regulations restricting online insurance sales by banks. Discussions are underway between the Canadian Bankers’ Association and the Minister’s office regarding the nature and scope of the new regulations. Automobile leasing continues to be prohibited to all federally incorporated financial institutions.
Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class of non voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.
The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. In addition to the Bank Act, outside Canada each of Bank of Montreal’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the country in which it conducts its business.
Supervision and Regulation in the United States
The activities of Bank of Montreal and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. As a foreign bank, Bank of Montreal is subject to the United States International Banking Act of 1978, the United States Bank Holding Company Act of 1956, and related regulations. The Board of Governors of the Federal Reserve System (the “Fed Board”) and state banking regulators oversee the operation of Bank of Montreal’s branches and offices in the United States.
Being “well capitalized” and “well managed” under applicable Fed Board standards, Bank of Montreal and its bank holding companies in the United States were designated as financial holding companies on April 10, 2000. This status allows a broader range of financial, non-banking and merchant banking activities to be undertaken. Bank of Montreal and its subsidiaries own three insured depository institutions in the United States that are engaged in cash management, fiduciary activities, and commercial and retail banking and are subject to various laws and regulation and examination by The Office of the Comptroller of the Currency. Fed Board approval is generally required for acquiring voting shares (in excess of 5%), control or all or substantially all of the assets of a bank holding company, bank or savings association. However, on September 22, 2008, the Fed Board issued a new policy statement (“Policy Statement”) on equity investments in banks and bank holding companies. The Policy Statement liberalized Fed Board policy on permissible non-controlling investments in such areas as director representation, total equity investment and convertible securities.
Bank of Montreal and its subsidiaries are engaged in a number of financial activities and businesses in the United States, many of which are subject to regulation by the Fed Board and other applicable federal and state agencies. The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority and state securities regulators regulate broker-dealer subsidiaries. The SEC and state securities regulators regulate registered investment advisor subsidiaries. Insurance agency businesses are regulated by state insurance regulators. Provisions of the United States Federal Reserve Act place certain limitations and restrictions on the transactions between Bank of Montreal-owned insured depository institutions and Bank of Montreal and its affiliates.

Competition
Canada’s financial services industry is highly competitive. It includes 21 domestic banks and over 50 foreign bank subsidiaries, branches and lending branches as well as a multitude of trust companies, credit unions, online and full-service brokerages, investment dealers, life and property and casualty insurance companies, mutual fund dealers and large mono-line financial institutions among others. Bank of Montreal competes with most of these companies in some form in our different businesses. However, our range of services is comparable to those of the other five major Canadian banks and they are our direct competitors in almost all our businesses and markets in Canada. Bank of Montreal was the fourth largest chartered bank in Canada in terms of assets, equity and market capitalization as of October 31, 2009 as well as in terms of revenue for the fiscal year ended October 31, 2009. It is also among the largest banks in Canada and the United States, ranking eighth by total assets, eighth by revenue, eleventh by market capitalization and thirteenth by equity.
The five major banks play a prominent role in the Canadian banking system, each maintaining an extensive branch network, augmented with ABMs, telephone and internet banking facilities. Although products and services offered by the major banks are reasonably similar, competition occurs not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and other operating efficiencies, and the greater willingness by all participants to divest low-return businesses. The industry is considered mature but still growing, supported by immigration and growth in the economy. In recent years, competition has escalated because of the rise of mono-line competitors, and internet and other niche banks. In addition, Canada’s banks have become increasingly focused on their retail and commercial banking businesses.
P&C Canada’s banking business is among the top five in Canada in all core product areas. We have an approximate 12% share of personal loans, 9% share of residential mortgages and 12% share of personal deposits. Working with BMO’s other client operating groups, we serve the financial needs of more than seven million Canadians. BMO has been particularly successful in mid-market commercial banking with a number two market share of about 20% for business loans of $5 million and below. Synovate recognized BMO Bank of Montreal as showing the most improvement in 2009 among the five largest Canadian banks. The global market research company presented BMO with three of its 2009 Best Banking Awards, including the Branch Service Excellence award.
In Canada, our wealth management businesses compete with domestic banks, trust companies, global private banks, investment counseling firms and mutual fund companies. Our Canadian wealth management businesses have strong brand recognition and market position. We have an approximate 14% share of full service brokerage, 12% share of online brokerage and 11% share of Canadian private investment counsel. Our online brokerage and mutual fund businesses are recognized leaders. In fiscal 2009, BMO InvestorLine was ranked third overall and first of the bank-owned online brokerages by the Globe and Mail in its annual online brokerage rankings. BMO Mutual Funds was awarded the Dalbar, Inc. Mutual Fund Service Awards for best overall customer service in both the English and French languages. In the United States, our wealth management businesses compete primarily in the private banking sector with our strategic presence in the Chicago area and select high-growth wealth management markets across the United States.
Our investment and corporate banking group, BMO Capital Markets, is a leading full-service North American financial services provider offering corporate, institutional and government clients access to a full suite of products and services. Our equity research team has been ranked first in equity research in Canada for the past 29 years in the Brendan Wood International Survey of Institutional Investors. The group enjoys significant market share in a number of important product areas, including equity and debt underwriting (having participated in 82% of North American equity and debt underwriting undertaken for Canadian issuers in fiscal 2009), and mergers and acquisitions (with the second highest market share in fiscal 2009 based on number of announced transactions).
The competitive landscape in the United States is significantly more complex than in Canada, given the overall size and activity level of the market and the presence of community banks, regional and national competitors for many businesses such as personal and commercial banking as well as other financial service providers. In the Chicago area, where our P&C U.S. banking operations are concentrated, the market is highly fragmented, with more than 240 deposit-taking institutions and the three largest, including Harris, together having 25% to 37% of the personal and small business deposits market since 1997. Harris is the second largest, having 7.7% of the personal and small business banking deposits market. The Chicago area remains a highly contested market because of the growth opportunities presented by this fragmentation. Competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands. The competitive dynamic has continued to shift with further consolidation of the market following regulator-initiated acquisitions including J.P. Morgan Chase’s acquisition of Washington Mutual, PNC’s acquisition of National City and MB Financial’s acquisition of Corus’s deposits and branches, as well as bank-initiated acquisitions such as Bank of America’s acquisition of LaSalle Bank.

Driven by the ongoing integration of the Canadian and American economies, consolidation has been underway in the financial services industry in Canada and the United States in recent years. This has affected trust companies, mutual fund managers, life insurers and credit unions. Canadian federal government policy has been to discourage large banks from merging. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely. It is anticipated that this consolidation could significantly re-configure the North American financial services landscape in the future by widening the distinctions between various tiers of players. In the United States, the credit crisis has resulted in a contraction in the number of large investment banks and those that remain have converted to bank holding companies, essentially moving towards the model that is employed in Canada. A number of small and mid-sized banks have been declared insolvent and increased takeover activity is anticipated.
Social and Environmental Policies
BMO’s Code of Conduct, FirstPrinciples, outlines a number of social policies affecting directors, officers and employees of BMO and other individuals involved in regular, ongoing engagements with BMO that have been implemented by BMO. FirstPrinciples reflects BMO’s commitment to high standards of business conduct and ethics and to doing what is fair, right and legal.
BMO’s corporate environmental policy was first developed in 1992 and has been updated several times since then to reflect the Bank’s responsibilities as a financial institution. Significant changes were made to the environmental policy in April 2008, when we also released our “Action Plan”. Together, they apply to our global operations and, specifically to the environmental impacts arising from our business operations; our procurement of products and services; and the design and provision of our own products and services. A framework titled, the BMO ECO Strategy, identifies five environmental “focus areas” each of which is addressed by a corresponding environmental program. (See table below).
MANAGING THE ENVIRONMENTAL IMPACT OF OUR OPERATIONS

ACTIVITY		GOAL	ACTION PLAN HIGHLIGHTS

1.	Energy Consumption	Realize optimal energy consumption reductions and efficiencies	BMO Energy Reduction and Efficiency Program

•  Increase purchase of green power
•  Build new Leadership in Energy and Environmental Design (LEED)-certified branches
•  Achieve BOMA Go Green certification in office towers
•  Measure and reduce energy consumption

2.	Transportation	Minimize environmental impacts of transportation	BMO Sustainable Transport Program • Encourage employee use of public transit • Replace service vehicles with more fuel-efficient alternatives • Reduce commercial air travel for meetings

3.	Material Consumption	Reduce unnecessary use of materials and use materials more efficiently	BMO Sustainable Material Program • Reduce paper use • Offer an online customer statement option • Use more recycled content in building construction

4.	Waste Generation	Reduce waste going to landfills and promote recycling	BMO Waste Management Program • Strengthen waste reduction programs already in place • Improve tracking of waste and recycling

5.	Procurement	Take environmental and social considerations into account in the procurement process	BMO Sustainable Procurement Program

•  Use BMO’s new sustainable procurement questionnaire and criteria
•  Purchase office paper produced from responsibly managed forests
•  Work with key suppliers to communicate sustainability requirements

BMO is committed to addressing climate change — an important issue for its customers, employees, shareholders and communities. BMO continues to work with its stakeholders to assess the environmental implications of its actions and determine the best way to minimize their long-term effects.
In September 2008, BMO announced its intention to achieve carbon neutrality relative to energy consumption and transportation across our enterprise, worldwide, by 2010. BMO also committed to cut its greenhouse gas emissions by 5% by 2010. With purchases of green power and ongoing energy saving initiatives, BMO is making significant progress toward these objectives. BMO is reducing its consumption of non-renewable energy. To date, 78 branches in Ontario, Alberta and British Columbia and two Harris branches in the U.S. Midwest are powered from renewable sources of electricity.

In addition to our corporate environmental policy, we have business-specific corporate standards, operating directives and financing guidelines. BMO also has a Corporate Responsibility & Sustainability Policy which outlines our responsibilities with respect to its commitment to the principles of sustainable development (specifically social and environmental) and the framework necessary to address the responsibilities. This Policy is part of the Bank’s Risk Management Framework.
DESCRIPTION OF CAPITAL STRUCTURE
The following summarizes certain provisions of the Bank’s common shares and preferred shares. This summary is qualified in its entirety by the actual terms and conditions of such shares. For more detail on the Bank’s capital structure, see pages 62 to 64 of the 2009 MD&A and Notes 21 and 22 of the 2009 Financial Statements, which pages and Notes, as applicable, are incorporated herein by reference.
Description of Common Shares
The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares are entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.
Description of Preferred Shares
The Bank is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency. The following describes certain general terms and provisions of the preferred shares.
Certain Provisions of the Class A Preferred Shares as a Class
Issuable in Series
The Class A Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution. As at December 1, 2009, there were no outstanding Class A Preferred Shares.
The Class A Preferred Shares of each series rank on parity with the Class A Preferred Shares of every other series and with every series of Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.
Creation and Issue of Shares
Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class A Preferred Shares, create any other class of shares ranking equal with or superior to the Class A Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class A Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class A Preferred Shares; or (ii) create or issue any additional series of Class A Preferred Shares or any shares ranking pari passu with the Class A Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends are payable have been declared and paid or set apart for payment in respect of each series of cumulative Class A Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends have been paid or set apart for payment in respect of each series of non-cumulative Class A Preferred Shares then issued and outstanding.

Voting Rights
The holders of the Class A Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.
Shareholder Approvals
Any approval to be given by the holders of the Class A Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Class A Preferred Shares at which a majority of the outstanding Class A Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.
Certain Provisions of the Class B Preferred Shares as a Class
Issuable in Series
The Class B Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution.
The Class B Preferred Shares of each series rank on parity with the Class B Preferred Shares of every other series and with every series of Class A Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.
Creation and Issue of Shares
Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class B Preferred Shares, create any other class of shares ranking equal with or superior to the Class B Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class B Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class B Preferred Shares; or (ii) create or issue any additional series of Class B Preferred Shares or any shares ranking pari passu with the Class B Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends are payable have been declared and paid or set apart for payment in respect of each series of cumulative Class B Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends have been paid or set apart for payment in respect of each series of non-cumulative Class B Preferred Shares then issued and outstanding. As at December 1, 2009, there were no outstanding Class B Preferred Shares which carry the right to cumulative dividends.
Voting Rights
The holders of the Class B Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.
Shareholder Approvals
Any approval to be given by the holders of the Class B Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Class B Preferred Shares at which a majority of the outstanding Class B Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.
Restraints on Bank Shares under the Bank Act
The Bank Act contains restrictions on the issue, transfer, acquisition and beneficial ownership of all shares of a chartered bank. The following is a summary of such restrictions. No person shall be a major shareholder of a bank if such bank has equity of $8 billion or more (which would include the Bank). A person is a major shareholder of a bank where (i) the aggregate of shares of any class of voting shares owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.
In addition, the Bank Act prohibits banks, including the Bank, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

Ratings
The following table sets out ratings the Bank has received for its outstanding securities from the rating agencies, which are current to October 31, 2009.

	DBRS		S&P		Moody’s		Fitch
	Rating	Rank	Rating	Rank	Rating [1]	Rank	Rating	Rank
Short-term instruments	R-1 (high)	1 of 6	A-1	1 of 9	P-1	1 of 4	F1+	1 of 6
Deposits & senior debt	AA	2 of 10	A+	3 of 10	Aa1	2 of 9	AA-	2 of 11
Subordinated debt	AA (low)	2 of 10	A	3 of 10	Aa2	2 of 9	A+	3 of 11
Preferred shares	Pfd-1 (low)	1 of 6	A-/ P-1 (low)	2 of 9 1 of 8	Aa3	1 of 6	N/A	—
Trend/Outlook	Stable	—	Stable	—	Negative	—	Stable	—

[1]	In October 2009, Moody’s Investors Service announced that it had placed the long-term ratings of the Bank and all of the Bank’s subsidiaries on review for downgrade. This did not affect the Bank’s short-term ratings.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories has been obtained from the respective website of each rating agency and is set out in the table outlined in Appendix II.
Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
MARKET FOR SECURITIES
Trading Price and Volume
The outstanding common shares of the Bank are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “BMO” and on the New York Stock Exchange (“NYSE”) under the symbol “BMO”. The outstanding preferred shares of Bank of Montreal are listed on the TSX with the following trading symbols: “BMO.PR.H” for the Class B Preferred Shares Series 5; “BMO.PR.I” for the Class B Preferred Shares Series 6 (on November 25, 2008, the Bank redeemed all of the Class B Preferred Shares Series 6); “BMO.PR.V” for the Class B Preferred Shares Series 10; “BMO.PR.J” for the Class B Preferred Shares Series 13; “BMO.PR.K” for the Class B Preferred Shares Series 14; “BMO.PR.L” for the Class B Preferred Shares Series 15; “BMO.PR.M” for the Class B Preferred Shares Series 16; “BMO.PR.N” for the Class B Preferred Shares Series 18; “BMO.PR.O” for the Class B Preferred Shares Series 21; and “BMO.PR.P” for the Class B Preferred Shares Series 23. The following tables set forth the reported high and low trading prices in Canadian dollars and trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the periods indicated.

Common Shares (BMO)

Month	High ($)	Low ($)	Volume Traded
2009/10	54.39	49.56	32,730,843
2009/09	54.66	50.22	36,871,231
2009/08	54.75	49.01	53,202,495
2009/07	54.05	45.15	46,164,911
2009/06	50.00	43.96	46,672,118
2009/05	45.24	38.86	58,350,014
2009/04	41.03	32.15	70,927,557
2009/03	34.79	26.14	87,304,383
2009/02	32.95	24.05	84,590,309
2009/01	34.79	29.42	68,677,230
2008/12	36.94	28.89	70,445,491
2008/11	45.00	29.10	57,651,715
Class B Preferred Shares Series 5 (BMO.PR.H)

Month	High ($)	Low ($)	Volume Traded
2009/10	24.24	23.09	57,537
2009/09	24.45	23.71	66,176
2009/08	24.40	23.00	131,991
2009/07	23.84	21.91	95,562
2009/06	22.75	21.60	328,170
2009/05	22.27	20.69	70,017
2009/04	21.90	19.28	79,277
2009/03	21.00	17.51	66,505
2009/02	21.70	19.28	118,061
2009/01	21.20	18.65	118,170
2008/12	18.84	15.87	313,356
2008/11	20.00	15.30	287,452
Class B Preferred Shares Series 6 (BMO.PR.I)

Month	High ($)	Low ($)	Volume Traded
2009/10	N/A	N/A	N/A
2009/09	N/A	N/A	N/A
2009/08	N/A	N/A	N/A
2009/07	N/A	N/A	N/A
2009/06	N/A	N/A	N/A
2009/05	N/A	N/A	N/A
2009/04	N/A	N/A	N/A
2009/03	N/A	N/A	N/A
2009/02	N/A	N/A	N/A
2009/01	N/A	N/A	N/A
2008/12	N/A	N/A	N/A
2008/11	25.02	24.95	271,595

Class B Preferred Shares Series 10 (BMO.PR.V)

Month	High (US$)	Low (US$)	Volume Traded
2009/10	26.08	25.50	252,882
2009/09	26.06	25.55	269,421
2009/08	26.70	25.55	318,253
2009/07	26.44	24.75	167,748
2009/06	25.40	24.50	569,950
2009/05	25.25	23.25	274,379
2009/04	24.74	19.96	453,394
2009/03	21.25	17.81	274,556
2009/02	23.05	21.12	168,979
2009/01	23.48	19.40	409,214
2008/12	18.99	17.50	395,396
2008/11	21.50	17.00	253,432
Class B Preferred Shares Series 13 (BMO.PR.J)

Month	High ($)	Low ($)	Volume Traded
2009/10	20.93	19.65	323,746
2009/09	21.22	20.55	429,830
2009/08	21.65	19.91	258,338
2009/07	20.49	18.60	304,386
2009/06	19.29	18.36	251,363
2009/05	19.00	18.03	227,032
2009/04	18.53	16.70	192,427
2009/03	16.90	15.05	215,557
2009/02	17.24	15.75	192,618
2009/01	17.45	16.25	639,251
2008/12	16.25	13.35	1,552,110
2008/11	17.20	13.25	452,235
Class B Preferred Shares Series 14 (BMO.PR.K)

Month	High ($)	Low ($)	Volume Traded
2009/10	23.15	22.42	129,995
2009/09	23.78	22.90	264,579
2009/08	24.00	22.80	153,891
2009/07	23.00	21.73	224,015
2009/06	22.17	21.14	256,033
2009/05	21.60	19.92	262,506
2009/04	20.25	18.32	464,642
2009/03	18.50	16.76	240,565
2009/02	19.75	17.63	163,081
2009/01	20.35	18.75	375,641
2008/12	18.89	15.01	777,156
2008/11	19.75	15.00	396,225

Class B Preferred Shares Series 15 (BMO.PR.L)

Month	High ($)	Low ($)	Volume Traded
2009/10	25.29	24.60	276,576
2009/09	25.48	24.95	267,287
2009/08	25.26	24.69	625,599
2009/07	25.10	23.35	459,797
2009/06	23.95	23.26	288,621
2009/05	23.94	21.96	185,196
2009/04	22.48	20.40	315,193
2009/03	20.50	19.33	160,623
2009/02	21.50	19.50	206,321
2009/01	22.00	20.65	245,958
2008/12	20.25	17.25	716,142
2008/11	21.70	16.75	322,348
Class B Preferred Shares Series 16 (BMO.PR.M)

Month	High ($)	Low ($)	Volume Traded
2009/10	26.39	25.73	196,574
2009/09	26.38	25.69	302,775
2009/08	26.59	26.00	198,012
2009/07	26.59	25.10	393,738
2009/06	25.43	24.80	373,104
2009/05	25.00	24.25	189,666
2009/04	24.79	22.15	214,597
2009/03	22.90	20.45	98,800
2009/02	22.25	21.20	95,738
2009/01	23.00	22.00	133,273
2008/12	23.55	20.26	323,547
2008/11	23.95	21.00	356,425
Class B Preferred Shares Series 18 (BMO.PR.N)

Month	High ($)	Low ($)	Volume Traded
2009/10	28.17	27.65	181,013
2009/09	28.15	27.76	303,808
2009/08	28.39	27.63	104,312
2009/07	28.50	27.50	239,268
2009/06	27.50	26.71	320,503
2009/05	27.20	26.26	346,629
2009/04	27.00	25.75	271,793
2009/03	25.75	25.05	168,990
2009/02	25.90	25.15	195,584
2009/01	25.80	25.00	306,998
2008/12	25.85	24.86	653,544
2008/11	N/A	N/A	N/A

Class B Preferred Shares Series 21 (BMO.PR.O)

Month	High ($)	Low ($)	Volume Traded
2009/10	28.23	27.82	483,233
2009/09	28.14	27.85	1,312,685
2009/08	28.48	27.65	423,239
2009/07	28.50	27.50	1,020,633
2009/06	27.64	26.81	498,786
2009/05	27.60	26.50	724,875
2009/04	27.00	25.07	777,489
2009/03	25.20	24.90	1,026,244
2009/02	N/A	N/A	N/A
2009/01	N/A	N/A	N/A
2008/12	N/A	N/A	N/A
2008/11	N/A	N/A	N/A
Class B Preferred Shares Series 23 (BMO.PR.P)

Month	High ($)	Low ($)	Volume Traded
2009/10	27.10	26.10	405,859
2009/09	26.99	26.26	416,531
2009/08	26.99	26.45	322,844
2009/07	26.90	25.30	1,021,525
2009/06	25.45	25.00	2,118,323
2009/05	N/A	N/A	N/A
2009/04	N/A	N/A	N/A
2009/03	N/A	N/A	N/A
2009/02	N/A	N/A	N/A
2009/01	N/A	N/A	N/A
2008/12	N/A	N/A	N/A
2008/11	N/A	N/A	N/A
Prior Sales
From time to time, the Bank issues principal at risk notes. The Bank did not issue any shares or subordinated indebtedness not listed or quoted on a marketplace in fiscal 2009. For a list of all outstanding subordinated indebtedness of the Bank, see Note 18 to the 2009 Financial Statements.
DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
The following are the directors of the Bank as at December 10, 2009.

Director Name and Principal Occupation	Municipality of Residence	Director Since
Robert M. Astley Corporate Director and former President and Chief Executive Officer Clarica Life Insurance Company and former President, Sun Life Financial Canada	Waterloo, Ontario Canada	October 26, 2004

David R. Beatty, O.B.E. Chairman and Chief Executive Officer Beatinvest Limited	Toronto, Ontario Canada	January 20, 1992

Director Name and Principal Occupation	Municipality of Residence	Director Since
Robert Chevrier, F.C.A. President Société de gestion Roche Inc.	Montreal, Quebec Canada	February 29, 2000

George A. Cope President and Chief Executive Officer BCE and Bell Canada	Toronto, Ontario Canada	July 25, 2006

William A. Downe President and Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	March 1, 2007

Ronald H. Farmer Managing Director Mosaic Capital Partners	Markham, Ontario Canada	November 25, 2003

David A. Galloway Chairman of the Board Bank of Montreal	Toronto, Ontario Canada	February 24, 1998

Harold N. Kvisle President and Chief Executive Officer TransCanada Corporation	Calgary, Alberta Canada	February 22, 2005

Bruce H. Mitchell President and Chief Executive Officer Permian Industries Limited	Toronto, Ontario Canada	August 17, 1999

Philip S. Orsino, O.C., F.C.A. Corporate Director	Toronto, Ontario Canada	July 1, 1999

Dr. Martha C. Piper, O.C., O.B.C. Corporate Director and former President and Vice-Chancellor University of British Columbia	Vancouver, British Columbia Canada	July 25, 2006

J. Robert S. Prichard, O.C., O.Ont. President and Chief Executive Officer Metrolinx	Toronto, Ontario Canada	July 18, 2000

Jeremy H. Reitman President and Chief Executive Officer Reitmans (Canada) Limited	Montreal, Quebec Canada	January 19, 1987

Guylaine Saucier, C.M., F.C.A. Corporate Director	Montreal, Quebec Canada	May 1, 1992

Nancy C. Southern President and Chief Executive Officer ATCO Ltd. and Canadian Utilities Limited	Calgary, Alberta Canada	September 1, 1996

Don M. Wilson III Corporate Director and former Chief Risk Officer J.P. Morgan Chase & Co.	Greenwich, Connecticut U.S.A.	March 28, 2008
Directors of the Bank are elected annually and hold office until the next Annual Meeting of Shareholders.
Since November 1, 2004, the directors have held the principal occupations described above, or other positions with the same, predecessor or associated firms with the exceptions of: Mr. Cope, who prior to October 2005, was President, TELUS Mobility; Mr. Orsino, who prior to November 2005, was President, Chief Executive Officer and Director, Masonite International Corporation; Dr. Piper, who prior to July 2006, was President and Vice-Chancellor, University of British Columbia; Mr. Prichard, who prior to May 2009, was President and Chief Executive Officer of Torstar Corporation; and Mr. Wilson III, who prior to January 2007, was Chief Risk Officer, J.P. Morgan Chase & Co.

Board Committee Members
There are four committees of the Board of Directors made up of the following members:
Audit Committee: Philip Orsino (Chair); Robert Chevrier; Ronald Farmer; David Galloway; Martha Piper; Jeremy Reitman; and Guylaine Saucier.
Governance and Nominating Committee: Robert Prichard (Chair); Robert Astley; David Galloway; Bruce Mitchell; and Philip Orsino.
Human Resources and Management Compensation Committee: Robert Astley (Chair); David Beatty; Ronald Farmer; David Galloway; Martha Piper; Robert Prichard; and Don Wilson III.
Risk Review Committee: Bruce Mitchell (Chair); Robert Astley; David Beatty; George Cope; David Galloway; Harold Kvisle; Philip Orsino; Guylaine Saucier; Nancy Southern; and Don Wilson III.
Executive Officers
At December 10, 2009, the following were executive officers of Bank of Montreal:

Executive Officer Name	Principal Occupation	Municipality of Residence
William A. Downe	President and Chief Executive Officer, BMO Financial Group	Toronto, Ontario Canada

Ellen M. Costello	President and Chief Executive Officer, Harris Financial Corp., and Chief Executive Officer, Harris Bankcorp, Inc. and Harris NA	Chicago, Illinois U.S.A.

Simon A. Fish	Executive Vice-President and General Counsel, BMO Financial Group	Toronto, Ontario Canada

Thomas E. Flynn	Executive Vice-President and Chief Risk Officer, BMO Financial Group	Toronto, Ontario Canada

Barry K. Gilmour	Group Head, Technology and Operations, BMO Financial Group	Thornhill, Ontario Canada

Thomas V. Milroy	Chief Executive Officer, BMO Capital Markets, BMO Financial Group	Toronto, Ontario Canada

Gilles G. Ouellette	President and Chief Executive Officer, Private Client Group, BMO Financial Group	Toronto, Ontario Canada

Rose M. Patten	Senior Executive Vice-President, Head of Human Resources and Senior Leadership Advisor, BMO Financial Group	Toronto, Ontario Canada

Russel C. Robertson	Chief Financial Officer, BMO Financial Group	Toronto, Ontario Canada

Franklin J. Techar	President and Chief Executive Officer, Personal and Commercial Banking Canada, BMO Financial Group	Toronto, Ontario Canada
All of the above named executive officers have held their present positions or other senior positions with Bank of Montreal or its subsidiaries during the past five years, with the exception of: Simon Fish, who prior to 2008, was Executive Vice-President and General Counsel at Vale Inco Limited (2006-2008), and Executive Vice-President and General Counsel at Shell Canada Limited (2003-2006); and Russel Robertson, who prior to 2008, was Vice-Chair and Partner, Deloitte and Touche LLP.

Shareholdings of Directors and Executive Officers
To the knowledge of the Bank, as at October 31, 2009, the directors and executive officers of Bank of Montreal, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 593,091 of Bank of Montreal’s common shares, representing approximately 0.1% of Bank of Montreal’s issued and outstanding common shares.
Additional Disclosure for Directors and Executive Officers
To the Bank’s knowledge, no director or executive officer of the Bank:
(a)	is, as at December 14, 2009, or was, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):
(i)	subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)	subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	is, as at December 14, 2009, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before December 14, 2009, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer;
Except for the following:
Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc., when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market (“AIM”) from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading since December 31, 2004 on the TSX due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;
Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Galloway is no longer a director of ITI Education Corporation;
Mr. Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM Corporation filed for protection under the CCAA; and
Mme. Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.
To the Bank’s knowledge, none of our directors or executive officers have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 29 of the 2009 Financial Statements.
From time to time Canadian securities commissions may impose administrative penalties against registrants or registered entities where filing requirements are not met within required time frames. To the knowledge of the Bank, no such administrative penalties were imposed against the Bank in fiscal 2009.
TRANSFER AGENT AND REGISTRAR
The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as transfer agents and registrars for common shares in London, England and Golden, Colorado, respectively.
INTERESTS OF EXPERTS
The Bank’s Shareholders’ Auditors are KPMG LLP, who has prepared the Shareholders’ Auditors’ Reports on page 109 of the 2009 Financial Statements. KPMG LLP is independent of the Bank within the meaning of the Rules of Professional Conduct/Code of Ethics of various Canadian provincial institutes/ordre and the United States Securities Act of 1933 and the applicable rules and regulations thereunder.
AUDIT COMMITTEE INFORMATION
Composition of the Audit Committee
The Audit Committee of the Bank is composed of the following seven members: Philip Orsino (Chair); Robert Chevrier; Ronald Farmer; David Galloway, Martha Piper; Jeremy Reitman; and Guylaine Saucier. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE corporate governance listing standards. In addition, each of Messrs. Chevrier and Orsino and Mme. Saucier has been determined to be an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:
Mr. Orsino has a B.A. from University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is the former President and Chief Executive Officer of Masonite International Corporation, an integrated global building products company listed on the TSX and the NYSE, which he built into the world’s leading manufacturer and distributor of doors. Mr. Orsino was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award.
Mr. Chevrier holds a B.Comm. degree from Concordia University and is a Fellow of the Institute of Chartered Accountants. He is a former Chairman and Chief Executive Officer of one of North America’s largest integrated distributors of electrical, plumbing, heating, refrigeration, ventilation and waterworks supplies. Currently, he serves on the boards of other Canadian public companies and is on other audit committees.
Mr. Farmer holds a B.A. and an M.B.A. from The University of Western Ontario. He is Managing Director of Mosaic Capital Partners, a holding company with interests in several private companies. Prior to joining Mosaic in 2003, Mr. Farmer spent 25 years with McKinsey & Company including acting as Managing Partner from 1991 to 1997. He currently serves on the boards of several private companies.
Mr. Galloway holds a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School. He was formerly President and Chief Executive Officer of Torstar Corporation, a media company which is listed on the TSX. Currently, he serves on the boards of other public companies.
Dr. Piper received a B.Sc from the University of Michigan, a M.A. from the University of Connecticut and a Ph.D from McGill University. She served as President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Dr. Piper also serves on the boards of other Canadian public companies.
Mr. Reitman received a B.A. with a major in Economics from Dartmouth College in Hanover, New Hampshire and a B.C.L. from McGill University. He is President and Chief Executive Officer of Reitmans (Canada) Limited, a retailing company which is listed on the TSX.

Mme. Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal and is a Fellow of the Institute of Chartered Accountants. She is a former Chair of the Canadian Institute of Chartered Accountants (“CICA”) and was Chair of the Joint Committee on Corporate Governance established by the CICA, the TSX and the Canadian Venture Exchange. Throughout her career, she has been active on boards and the audit committees of major Canadian and international public companies.
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees
Information regarding fees paid to the Shareholders’ Auditors, KPMG LLP, in the years ended October 31, 2009 and 2008, and the related pre-approval policies and procedures, appears on page 74 of the 2009 MD&A.
ADDITIONAL INFORMATION
Additional information about Bank of Montreal is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange web site at www.sec.gov/edgar.
Additional information, including directors’ and executive officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans is contained in the Bank’s proxy circular expected to be dated as of February 2, 2010 in connection with its Annual Meeting of Shareholders to be held on March 23, 2010 (the “Proxy Circular”).
Additional financial information is provided in the 2009 Financial Statements and the 2009 MD&A for the fiscal year ended October 31, 2009.
Copies of the Annual Information Form, as well as copies of the 2009 Financial Statements, the 2009 MD&A, the Bank’s 2009 Annual Report (once mailed to shareholders) and the Proxy Circular (once mailed to shareholders), may be obtained from:
Bank of Montreal
Corporate Secretary’s Department
100 King Street West
1 First Canadian Place, 21st Floor
Toronto, Ontario
Canada M5X 1A1

Telephone:	416-867-6785
Fax:	416-867-6793
Email:	corp.secretary@bmo.com

®	Registered trade-mark of Bank of Montreal
®*	Registered trade-mark of BMO Nesbitt Burns Corporation Limited
®†	Registered trade-mark of Diners Club International Ltd.

APPENDIX I
BANK OF MONTREAL
AUDIT COMMITTEE CHARTER

The Committee is responsible for assisting the Board in fulfilling its oversight responsibility for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the performance of the Bank’s internal and external audit functions; the independent auditor’s qualifications and independence; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.
In addition, the Committee will also act as the audit and conduct review committee of Designated Subsidiaries. In carrying out these responsibilities, the Committee will, either directly or through one or more sub-committees, perform the duties set out in this Charter and such other duties as may be necessary or appropriate including:

PART I
MANDATE

1.1	Financial Reporting
1.1.1	reviewing, together with management and the Shareholders’ Auditors:
(i)	the appropriateness of, and any changes to, the Bank’s accounting and financial reporting;

(ii)	the accounting treatment, presentation and impact of significant risks and uncertainties;

(iii)	any material relevant proposed changes in accounting standards and securities policies or regulations;

(iv)	key estimates and judgments of management; and

(v)	significant auditing and financial reporting issues and the method of resolution;
1.1.2	reviewing, together with management and the Shareholders’ Auditors, and approving or, if appropriate, recommending to the Board:
(i)	prior to Board review or public disclosure, the audited annual and unaudited interim financial statements and related management’s discussion and analysis, the annual information form, guidance provided to ratings agencies and any other financial or non-financial (as considered appropriate) information in material public disclosure documents (other than earnings coverage ratios, capitalization tables and summary financial information derived from any of the foregoing); and

(ii)	such returns to OFSI requiring review under the Bank Act (Canada);
1.1.3	seeking confirmation from management that the Bank’s annual and interim financial filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods, prior to recommending to the Board for approval; and

1.1.4	reviewing and approving the Bank’s procedures for the review of: (i) financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee; and (ii) financial information and performance targets provided to rating agencies and analysts.

1.2	Internal Controls

1.2.1	approving and overseeing the design, implementation, maintenance and effectiveness of the Bank’s Internal Control Corporate Policy, including controls related to the prevention, identification and detection of fraud and reviewing and monitoring other Bank corporate policies as the Committee considers appropriate;

1.2.2	requiring management to design, implement, and maintain appropriate internal control procedures and reviewing management’s certifications and assessment of the Bank’s internal control over financial reporting and the associated Shareholders’ Auditors’ report;

1.2.3	reviewing reports on the effectiveness of disclosure controls and procedures;

1.2.4	reviewing and discussing reports from management and the Chief Auditor as to the identification of any deficiencies or weaknesses in the design or operation of the Bank’s internal control over financial reporting and reviewing any recommendations or implementations to rectify; and

1.2.5	reviewing as required, correspondence relating to inquiries or investigations by regulators concerning internal controls.

1.3	Internal Audit Function

1.3.1	overseeing and reviewing at least annually, the overall internal audit function and its independence, and reviewing and approving the audit plans;

1.3.2	reviewing and approving the Bank’s corporate policies setting out the terms of reference of the internal audit function and the Chief Auditor;

1.3.3	reviewing the quarterly report of the Chief Auditor, together with management’s response;

1.3.4	reviewing at least semi-annually with the Chief Auditor reports of regulators to the Bank and any required action by management;

1.3.5	reviewing any other reports submitted to the Committee by the Chief Auditor; and

1.3.6	communicating directly with the Chief Auditor and participating in his or her initial and ongoing engagement and evaluation.

1.4	Shareholders’ Auditors

1.4.1	reviewing and evaluating the qualifications, performance and independence of the Shareholders’ Auditors and the lead auditor;

1.4.2	reviewing Shareholders’ Auditors’ audits with the Shareholders’ Auditors, the Chief Auditor, and management including:
(i)	the Shareholders’ Auditors’ evaluation of the Bank’s internal control over financial reporting;

(ii)	the degree of cooperation the Shareholders’ Auditors received from management; any problems or difficulties experienced by the Shareholders’ Auditors in conducting the audit, including management’s responses, any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iii)	the existence of problems or potential problems related to accounting and auditing matters;

(iv)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and of the selection of new policies and practices; and

(v)	any material judgments that have been discussed with management, the ramifications of their use and the Shareholders’ Auditors’ preferred treatment, as well as any other material communications with management;
and advising the Board of these matters as considered appropriate;

1.4.3	overseeing the resolution of any disagreements between the Shareholders’ Auditors and management;

1.4.4	reviewing all material correspondence between the Shareholders’ Auditors and management related to audit findings;

1.4.5	reviewing the Shareholders’ Auditors’ report under Section 328 of the Bank Act (Canada);

1.4.6	obtaining and reviewing a report from the Shareholders’ Auditors at least annually addressing: (i) the Shareholders’ Auditors’ internal quality control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the Shareholders’ Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the Shareholders’ Auditors; (iii) any steps taken to deal with any such issues; (iv) the Shareholders’ Auditors’ internal procedures to ensure independence; and (v) delineating all relationships between the Shareholders’ Auditors and the Bank;

1.4.7	reviewing any notices required to be delivered to the Committee by the Shareholders’ Auditors relating to: (i) the Shareholders’ Auditors’ failure to address defects in its quality control systems to the satisfaction of the Canadian Public Accountability Board and/or the Public Company Accounting Oversight Board; or (ii) sanctions imposed on the Shareholders’ Auditors by the Canadian Public Accountability Board and/or the Public Company Accounting Oversight Board and the U.S. Securities and Exchange Commission and taking such action and making recommendations to the Board as appropriate;

1.4.8	reviewing the terms of the Shareholders’ Auditors’ engagement, the annual audit plan and audit fees and making recommendations to the Board as appropriate;

1.4.9	requiring the Shareholders’ Auditors to confirm annually, in writing, that they are independent in accordance with applicable independence rules and report directly to the Committee, as representatives of the Bank’s shareholders;

1.4.10	reviewing and approving the Bank’s Auditor Independence Corporate Policy;

1.4.11	pre-approving all audit services and permitted non-audit services by the Shareholders’ Auditors;

1.4.12	reviewing and approving the Bank’s policies for hiring current or former partners or employees of the current or former Shareholders’ Auditors and reviewing the Shareholders’ Auditors’ partner rotation; and

1.4.13	recommending to the Board the appointment or termination of the Shareholders’ Auditor.

1.5	Risk Management

1.5.1	discussing policies with respect to risk assessment and risk management, monitoring the Bank’s major financial risk exposures and the steps management has taken to monitor and control such exposures; and

1.5.2	reviewing any investments or transactions that could adversely affect the wellbeing of the Bank as the Shareholders’ Auditors or any other officer of the Bank may bring to the Committee’s attention.

1.6	Legal and Regulatory Compliance

1.6.1	reviewing, with the Bank’s General Counsel and the Chief Compliance Officer, the adequacy and effectiveness of the Bank’s legislative compliance management framework and the results of related monitoring and oversight activities;

1.6.2	reviewing an annual report on significant litigation matters and reviewing quarterly any material developments;

1.6.3	approving and reviewing the Bank’s Anti-Money Laundering and Terrorist Financing Corporate Policy and any significant amendments;

1.6.4	meeting, at least annually, with the Chief Anti-Money Laundering Officer and the Chief Auditor to review their respective reports on the Anti-Money Laundering/Anti-Terrorist Financing Program;

1.6.5	meeting annually with representatives of OSFI as a Committee or as part of the Board, to receive OSFI’s report on the results of its annual examination of the Bank; and

1.6.6	reviewing any other relevant reports of regulators to the Bank and any required action by management.

1.7	Business Conduct and Ethics

1.7.1	reviewing and recommending for Board approval, FirstPrinciples, the Bank’s code of business conduct and ethics;

1.7.2	approving any waivers from FirstPrinciples, as appropriate;

1.7.3	reviewing reports to the Committee relating to employee conduct procedures;

1.7.4	establishing and reviewing procedures for the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal control over financial reporting or auditing matters; and the confidential anonymous submission of concerns by employees of the Bank regarding questionable accounting or auditing matters;

1.7.5	reviewing quarterly reports relating to employee concerns received through the office of the Ombudsman.

1.7.6	reviewing any “up the ladder” report received by the Committee in accordance with written procedures adopted by the Committee. The Bank’s “up the ladder” procedure, adopted by the Bank’s legal group, sets out reporting protocols that comply with s.307 of the Sarbanes Oxley Act of 2002 for the Bank’s lawyers in the event of a material violation of certain laws; and

1.7.7	determining the necessity of, and overseeing any, investigations in connection with any “up the ladder” report.

1.8	Aircraft and Chief Executive Officer Expense Accounts

1.8.1	reviewing, on an annual basis, the report on Bank aircraft and Chief Executive Officer expense accounts; and

1.8.2	The chair of the Committee will review, on a quarterly basis, the report on Chief Executive Officer expense accounts.

1.9	Transactions with Related Parties

1.9.1	reviewing the effectiveness of self-dealing identification and procedures established by management and monitoring compliance with applicable laws;

1.9.2	reviewing and approving as considered appropriate: (i) practices to identify related party transactions that could have a material effect on the stability or solvency of the Bank and; (ii) the measurement criteria and benchmarks for permitted related party transactions;

1.9.3	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and

1.9.4	reviewing reports to the Committee summarizing any related party transactions.

1.10	Conflicts of Interest and Confidential Information

1.10.1	overseeing the Bank’s procedures to identify, resolve and, where possible, reduce incidences of, conflicts of interest;

1.10.2	overseeing the Bank’s procedures to restrict the use and disclosure of confidential information and compliance with privacy legislation including the approval of the Bank’s Disclosure Policy; and

1.10.3	reviewing reports to the Committee relating to the use and disclosure of customer and employee information.

1.11	Consumer Protection Measures and Complaints

1.11.1	overseeing the Bank’s procedures to make disclosure of information to Bank customers as required by the Bank Act (Canada), the Trust and Loan Companies Act (Canada), and the Insurance Companies Act (Canada);

1.11.2	monitoring the Bank’s procedures for dealing with complaints;

1.11.3	reviewing the annual report of the Bank Ombudsman on complaint resolution;

1.11.4	monitoring the Bank’s procedures for complying with obligations imposed by the Financial Consumer Agency of Canada and applicable U.S. regulatory agencies; and

1.11.5	reviewing reports to the Committee relating to disclosure of information to customers and complaints.

PART II
COMPOSITION

2.1	Members

2.1.1	The Committee will consist of three or more directors as determined by the Board. At least a majority of the members of the Committee will be resident Canadians and not “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee will be: (i) a director who is not an officer or employee of the Bank or an affiliate of the Bank; and (ii) “independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.

2.1.2	Each member of the Committee will be Financially Literate and the Committee will have at least one Audit Committee Financial Expert. Members of the Committee will not serve on more than three public company audit committees without the approval of the Board (unless grandfathered prior to November 25, 2003). Members of the Committee may not receive any compensation from the Bank other than director and committee fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service).

2.1.3	The Board will, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the chair of the Committee annually following the meeting of the shareholders at which directors are elected each year. Each successor to the chair will be designated by the Board, having considered the recommendation of the Governance and Nominating Committee, at least three months prior to the anticipated date of retirement of the chair. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of directors and increase the number of Committee members as it determines appropriate. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the Bank’s General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.

PART III
COMMITTEE PROCEDURE

3.1	Meetings

3.1.1	The Committee will meet as frequently as it determines necessary but not less than once each quarter. Meetings may be called by the chair of the Board, the chair of the Committee or any two members of the Committee. The chair of the Committee must call a meeting when requested to do so by any member of the Committee, the Shareholders’ Auditors, the Chief Auditor, the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel.

3.1.2	Notice of the time and place of each meeting of the Committee, other than ad hoc meetings, will be given to each member of the Committee and the Shareholders’ Auditors, not less than 48 hours before the time when the meeting is to be held. A quorum of the Committee will be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present and at which a majority of the members present are resident Canadians and attending in person or by telephone or other electronic means. Each member is entitled to one vote in Committee proceedings.

3.1.3	Notice of the time and place of ad hoc meetings will be given to each member not less than two hours before the time when the meeting is to be held.

3.1.4	The chair will preside at all meetings of the Committee at which he or she is present and will, in consultation with the Chief Financial Officer, Chief Auditor, Shareholders’ Auditors, and the General Counsel develop the agenda for each Committee meeting. The agenda for each meeting of the Committee, other than ad hoc meetings, will be delivered to each member of the Committee at least 48 hours prior to any meeting of the Committee, together with such other materials as the chair determines necessary. The chair will designate from time to time a person who may be, but need not be, a member of the Committee, to be secretary of the Committee. Minutes will be kept of all meetings of the Committee and will be maintained by the secretary of the Committee.

3.1.5	The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.

3.1.6	The Committee will meet at least quarterly in separate private sessions with each of management, the Chief Auditor, Shareholders’ Auditors and General Counsel. After such sessions, the Committee will also meet with only members of the Committee present. The Committee may invite any director, officer or employee of the Bank or the Bank’s counsel or Shareholders’ Auditors or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Shareholders’ Auditors will, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.

3.2	Reports

3.2.1	The Committee will report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee will make such recommendations to the Board as it may deem appropriate and will have such decision-making authority as the Board may determine from time to time. The Committee will also prepare the report of the Committee to be included in the Bank’s information circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time. In addition, the Committee will prepare and submit to the Board for its review and approval the report required to be submitted by the Board to the OSFI within 90 days after the financial year-end of the Bank concerning the activities of the Committee during the year in carrying out its conduct review responsibilities.

3.3	Access to Management and Outside Advisors and Continuing Education

3.3.1	The Committee will have full, free and unrestricted access to management and employees, the Chief Auditor and to the Shareholders’ Auditors. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank. The Bank will provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Shareholders’ Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.3.2	The Committee will have access to continuing education programs to assist the Committee in fulfilling its responsibilities and the Bank will provide appropriate funding for such programs.

3.4	Annual Review and Assessment

3.4.1	An annual review and assessment of the Committee’s performance and effectiveness, including a review of its compliance with this Charter, will be conducted in accordance with the process developed by the Board’s Governance and Nominating Committee and approved by the Board. The results thereof will be reported in accordance with the process established by the Board’s Governance and Nominating Committee and approved by the Board.

3.4.2	The Committee will review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Bank has a reporting relationship and, if appropriate, will recommend changes to the Board’s Governance and Nominating Committee.

3.5	Definitions
“Audit Committee Financial Expert” means a person who has the following attributes:
(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions, acquired through any one or more of the following:
(a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	other relevant experience.
“Auditor Independence Policy” means the Bank’s Auditor Independence Policy that provides guidance for engaging the Shareholders’ Auditors to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence.
“Bank” means Bank of Montreal.
“Board” means the Board of Directors of Bank of Montreal.
“Committee” means the Audit Committee of the Board of Directors of Bank of Montreal.
“Chief Anti-Money Laundering Officer” means the Bank’s officer appointed as Chief Anti-Money Laundering Officer.
“Designated Subsidiary” means as requested by the Board, those subsidiaries of the Bank for which the Committee will act as audit and conduct review committee.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.
“OSFI” means the Office of the Superintendent of Financial Institutions (Canada).
“Shareholders’ Auditors” mean the independent financial statement auditors of the Bank.

APPENDIX II
Credit Rating Categories

(a)	DBRS Limited (“DBRS”)
DBRS has different rating scales for short-term debt, long-term debt and preferred shares. The DBRS short-term debt rating scale is meant to provide an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. The R-1 rating assigned to the Bank’s short-term instruments is the highest of six rating categories. An R-1 (high) rating is of the highest credit quality, and indicates an entity possessing unquestioned ability to repay current liabilities as they fall due. Companies achieving an R-1 (high) rating are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results, and no substantial qualifying negative factors. Each rating category is denoted by the subcategories “high”, “middle” and “low”.
The DBRS long-term debt rating scale is meant to provide an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both principal and interest commitments. The AA ratings assigned to the Bank’s deposits and senior debt and AA (low) rating assigned to its subordinated debt are the second highest of the ten rating categories for long-term debt. Under the DBRS system, debt securities rated AA are of superior credit quality and the protection of interest and principal is considered high. An AA rated entity is considered to be a strong credit and typically exemplifies above average strength in key areas of consideration and is unlikely to be significantly affected by reasonably foreseeable events. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to provide an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both principal and dividend commitments. The Pfd-1 (low) rating assigned to the Bank’s preferred shares is the highest of six rating categories for preferred shares. It indicates that the preferred shares are of superior credit quality and have been issued by an entity with strong earnings and balance sheet characteristics. A reference to “high” or “low” again reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category.
The “Stable” rating trend means that the rating is not likely to change.
(b)	Standard & Poor’s (“S&P”)®1
S&P also has different rating scales for short-term debt, long-term debt and preferred shares. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The A-1 rating assigned to the Bank’s short-term instruments is the highest of nine rating categories for short-term debt and indicates S&P’s view that the Bank’s capacity to meet its financial commitment on short-term instruments is strong.
Long-term issue credit ratings are based, in varying degrees, on the following two considerations: the likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; and the protection afforded by, and the relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditor’s rights. The A+ ratings assigned to the Bank’s deposits and senior debt and the A rating assigned to its subordinated debt issues are the third highest of ten rating categories for long-term debt. An A rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “–” designations to indicate the relative standing of securities within a particular rating category.
A preferred share rating on the Canadian scale is a current assessment of the creditworthiness of an obligor with respect to a specific share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Bank’s preferred shares have been assigned an A- rating using S&P’s global scale for preferred shares and have also been assigned a P-1 (low) rating using S&P’s Canadian scale for preferred shares. The A- rating category is the second highest of the nine categories used by S&P on its global preferred share scale. The P-1 rating category is the highest of the eight categories used by S&P on its Canadian preferred share scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.
The “Stable” rating outlook means that the rating is not likely to change over the intermediate to longer term.

(c)	Moody’s®2 Investors Service (“Moody’s”)
Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Moody’s short-term ratings are opinions of the ability of issuers to honour short-term financial obligations. The P-1 rating assigned to the Bank’s short-term instruments is the highest of four rating categories and indicates a superior ability to repay short-term obligations.
Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. The Aa1 rating assigned to the Bank’s deposits and senior debt, the Aa2 rating assigned to its subordinated debt and the Aa3 rating assigned to the Bank’s preferred shares are all the second highest of the nine rating categories. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks in its ranking category, with 1 being the highest.
The “Negative” rating outlook means that the rating is likely to be lowered over the medium term.
(d)	Fitch
Fitch also has different rating scales for short-term debt and deposits, senior debt and subordinated debt. Short-term ratings place greater emphasis on the liquidity necessary to meet financial commitments in a timely manner. The F1+ rating assigned to the Bank’s short-term instruments is the highest of six rating categories and indicates the strongest capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.
Long-term credit ratings are used as a benchmark measure of probability of default and are formally described as an Issuer Default Rating. The AA- and A+ ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt, respectively, are the second and third highest of 11 rating categories for long-term debt. An AA rating denotes a very low expectation of credit risk and a very strong capacity for the timely payment of financial commitments. An A rating denotes a low expectation of credit risk and a strong capacity for the timely payment of financial commitments. Fitch uses the “+” and “-” suffixes to denote relative status within a rating category.
The “Stable” rating outlook means that the rating is not likely to change during a one to two-year period.

®1	“Standard & Poor’s” and “S&P” are registered trade-marks of Standard & Poor’s Financial Services LLC.
®2	“Moody’s” is a registered trade-mark of MIS Quality Management Corp.